FRAWLEY CORPORATION
5737 KANAN RD. PMB 188 AGOURA HILLS, CA 91301
PHONE (818)735-6640

November 7, 2008

Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Frawley Corporation
Form 10-KSB for the year ended December 31, 2007
Filed on June 17, 2008
File No. 001-06436
Dear Ms. LaMothe:

We have received your comment letter dated September 10, 2008 and have the following responses to your inquiries:

1)
Management performed an evaluation of the effectiveness of the design and operations of the company’s disclosure controls and procedures within 90 days prior to filing the Form 10-KSB, specifically on December 21, 2007. We complied with the requirements by focusing our review of our disclosure controls in the following three key areas:

a) Disclosure of the various risks the company faces in its operations and industry
b) Disclosure of various related party transactions
c) Disclosure of valuation of investment land the company owns

Management performed a thorough review of the transactions entered into during 2007 that affected these key areas and ensured that any applicable transactions or circumstances were properly disclosed. Management also reviewed its transactions for 2007 to ensure other required disclosures were made. Based on this review, management then made its conclusion regarding its disclosure controls. As discussed below, we have performed a subsequent review based on the Commission’s letter to us on September 10, 2008 and have concluded that a required disclosure was omitted from the Form 10-KSB for the year ended December 31, 2007. We plan to amend this form to comply with the required disclosure. Please see the proposed language in the attached Form 10-KSB, Item 15 – “Evaluation of Disclosure Controls and Procedures.”

2)
Management has also performed an evaluation of our internal controls over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15. We erroneously omitted the required disclosure regarding our assessment, but plan to amend our Form 10-KSB to include this disclosure at Item 15. Please see the proposed language in the attached Form 10-KSB, Item 15 – “Management’s Report on Internal Control over Financial Reporting.”

3)
As discussed in point 2) above, we will update our disclosures related to the effectiveness of our disclosure controls and procedures and note the omission of the required disclosures related to our assessment of our internal control over financial reporting. Please see the proposed language in the attached Form 10-KSB at Item 15.

4)	We will amend Form 10-KSB to file the proper signatures required under Item 302 of Regulation S-T.

5)
We have received a manually signed audit opinion from the independent registered public accounting firm of LaRue, Corrigan, McCormick & Teasdale LLP as required by Item 302 of Regulation S-T. We will amend Form 10-KSB to file the proper signed auditor’s report. Please see the signed audit opinion in the attached Form 10-KSB at page F1.

6)
We will amend Form 10-KSB to include the certifications in the exact form as outlined in Item 601(b)(31) of Regulation S-B. Please see the proposed certifications in the attached Form 10-KSB at Exhibits 31.1 and 302.1.

Please let us know if the proposed language discussed in the points above and contained in the attached revised Form 10-KSB are adequate and address the Commission’s concerns. We will then formally file the amendment inclusive of this new language.

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael P. Frawley .

Michael Frawley
Chief Executive Officer and Chief Financial Officer